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                                [Koor Letterhead]
                                                                       EXHIBIT A

                                                               08 December, 1999


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
---------------               Tel Aviv 65202          ---------------
                              ------------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------

Dear Sirs,

          Re:  KOOR INDUSTRIES LTD. (COMPANY NO.  52-001414-3)
               IMMEDIATE REPORT NO. 45/99

Dear Sirs,

Koor Industries Ltd (Hereinafter: "Koor"), hereby gives notice as follows:

Yesterday an agreement was signed between Koor and Mayer Cars and Trucks Company Ltd., (hereinafter: "Mayer") where Koor will sell all its holdings (51%) in Merkavim Metalworks Ltd., (hereinafter: "Merkavim") to Mayer, for the amount of approximately 17.5 Million NIS.

Koor's expected capital gain from this sale is approximately 7 Million NIS.

The execution of this transaction is conditioned upon receiving the approval of the Restrictive Trade Commissioner.


Sincerely yours,

Adv.  Shlomo Heller
Legal Counsel and Company Secretary